UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

DELPHI CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

247126105

(CUSIP Number)

Mr. Timothy Bass

Pardus Capital Management L.P.

590 Madison Avenue

Suite 25E

New York, NY 10022

(212) 719-7550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Robert B. Stebbins, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

July 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Pardus Special Opportunities Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

26,400,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

26,400,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,400,000 (2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.70% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.
(2)	Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), is the beneficial owner of 26,400,000 shares of common stock, par value $0.01 per share (the “Shares”), of Delphi Corporation, a Delaware corporation (the “Issuer”). Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.
(3)	As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Pardus Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

26,400,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

26,400,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,400,000 (2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.70% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.
(2)	The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.
(3)	As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION

Pardus Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

26,400,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

26,400,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,400,000 (2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.70% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.
(2)	The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.
(3)	As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION

Karim Samii
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

26,400,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

26,400,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,400,000 (2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.70% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.
(2)	The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.
(3)	As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Delphi Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5725 Delphi Drive, Troy, Michigan, 48098.

Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Persons (defined below). The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to a Reporting Person.

The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.	Identity and Background.

The person filing this statement is Pardus Capital Management L.P., a Delaware limited partnership (“PCM”). PCM serves as the investment manager of Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”). PCM is filing this Schedule 13D on behalf of the Reporting Persons as a result of the entry by Pardus DPH Holding LLC (“Pardus”), a Delaware limited liability company whose indirect majority owner is the Fund, into certain agreements described in Item 4 herein by which Pardus and the other Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in such Item. PCM, through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature. Mr. Karim Samii is the sole member of Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), which serves as the sole general partner of PCM. Collectively, these parties are referred to herein as the “Reporting Persons.” The business address of each Reporting Person is 590 Madison Avenue, Suite 25E, New York, New York 10022.

None of the Reporting Persons has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Samii is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Fund.

Item 4.	Purpose of Transaction.

The acquisition of the Shares that are currently beneficially owned by the Reporting Persons was for investment purposes or other ordinary course activities.

PROPOSAL LETTER

On July 18, 2007, A-D Acquisition Holdings, LLC (“ADAH”) (an affiliate of Appaloosa Management L.P. (“Appaloosa”)), Harbinger Del-Auto Investment Company, Ltd. (“Del-Auto”) (an affiliate of Harbinger Capital Partners Master Fund I, Ltd. (“Harbinger”)), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”), UBS

Securities LLC (“UBS”), Goldman Sachs & Co. (“GS”) and Pardus delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the “Proposal”). Each of ADAH, Del-Auto, Merrill, UBS, GS and Pardus are referred to herein as the “Investors.” A copy of the Proposal is attached as Exhibit 20 to the Schedule 13D/A filed by Appaloosa on July 20, 2007.

According to the Proposal, the Investors would enter into an Equity Purchase and Commitment Agreement (the “Investment Agreement”) providing for the potential equity investment. The Proposal will terminate if, on or before August 16, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) does not issue an order reasonably satisfactory to the Investors approving and authorizing the Issuer to enter into the Investment Agreement and certain other matters, (y) the Issuer has not entered into the Investment Agreement or (z) any of the Investors determines in its sole discretion that any of the conditions contained in the Investment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Investment Agreement.

EQUITY INVESTMENT

Under the terms of the Investment Agreement, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase, for $38.39 per share, each Investor’s proportionate share of 4,558,479 shares of the reorganized

Issuer’s new common stock (the “Direct Subscription Shares”), (ii) ADAH would purchase, for $31.28 per share, 12,787,724 shares of the reorganized Issuer’s new Series A-1 Senior Convertible Preferred Stock (the “Series A-1 Preferred Stock”), and (iii) each Investor other than ADAH would purchase, for $38.39 per share, such Investor’s proportionate share of the reorganized Issuer’s new Series B Senior Convertible Preferred Stock (the “Series B Preferred Stock”). The number of Direct Subscription Shares, shares of Series A-1 Preferred Stock and shares of Series B Preferred Stock to be purchased by each Investor is set forth on Schedule 2 to the Investment Agreement.

Additionally, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase any unsubscribed shares of the reorganized Issuer’s new common stock in connection with an approximately $1.6 billion rights offering that would be made available to holders of the Issuer’s Shares as of a record date to be determined by the Issuer. In accordance with the Investment Agreement, the Issuer would distribute certain rights to holders of Shares to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

Altogether, the Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The Investment Agreement is subject to the satisfaction or waiver of numerous conditions and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Investment Agreement.

The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, and ADAH would be entitled to an arrangement fee, in amounts, at the times and under the circumstances set forth in the Investment Agreement.

PLAN OF REORGANIZATION FRAMEWORK

The Investment Agreement further outlines the Issuer’s proposed framework for a plan of reorganization, which includes distributions to be made to creditors and stockholders, the treatment of General Motors Corporation’s claims, and the corporate governance of the reorganized Issuer.

CORPORATE GOVERNANCE STRUCTURE

Under the terms of the proposed plan, the reorganized Issuer would be governed by a nine (9) member board of directors, including an executive chairman and the Issuer’s Chief Executive Officer. Subject to certain conditions, six of the nine directors would be required to be independent of the reorganized Issuer under applicable exchange rules and six of the nine directors would be required to be independent of the Investors.

A five (5) member selection committee will have certain approval rights with respect to the reorganized Issuer’s initial Board of Directors. The selection committee will consist of John D. Opie, the Issuer’s board of directors’ lead independent director, a representative of each of the Issuer’s two statutory committees, a representative from Appaloosa and a representative from the other Investors, excluding UBS, GS and Merrill. ADAH, through its proposed Series A-1 Preferred Stock ownership, would have certain veto rights regarding extraordinary corporate actions such as change of control transactions and acquisitions or investments in excess of $250 million in any twelve (12) month period.

Executive compensation for the reorganized Issuer must be on market terms and must be reasonably satisfactory to ADAH, and the overall executive compensation plan design must be described in the Issuer’s disclosure statement and incorporated into the plan of reorganization.

NEW INVESTOR LETTER AGREEMENT

On July 18, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and the Fund entered into a letter agreement (the “Letter Agreement”) governing the relationships among them. A copy of the Letter Agreement is attached as Exhibit 21 to the Schedule 13D/A filed by Appaloosa on July 20, 2007.

The parties to the Letter Agreement have agreed, subject to certain conditions and exceptions, to certain transfer restrictions on claims and interests in any of the Debtors (as defined in the Investment Agreement). Additionally, the Letter Agreement sets forth certain obligations of the parties to the Letter Agreement with respect to supporting the transactions contemplated by the Investment Agreement on the terms and subject to the conditions contained in the Letter Agreement.

Except as described in this Item 4 or otherwise described in this Schedule 13D, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. The Reporting Persons intend to review the Fund’s and Pardus’ investment in the Issuer on a continuing basis. Subject to any applicable terms of the Investment Agreement and the Letter Agreement, each of the Reporting Persons and Pardus reserves the right, in light of its or his ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to any applicable terms of the Confidentiality Agreement (defined below), the Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any Shares by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional Shares or other securities of the Issuer, (ii) sell or transfer Shares or other securities of the Issuer beneficially owned by them from time to time in public or private transactions, (iii) engage in short selling of or any hedging or similar transactions with respect to Shares or other securities of the Issuer and (iv) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, Shares or other securities owned by such Reporting Persons.

This Schedule 13D is not a solicitation for votes on the Issuer’s plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer’s plan of reorganization.

Item 5.	Interest in Securities of the Issuer.

(a) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares. Pursuant to Rule 13d-5(b)(1), the Reporting Persons may be deemed to be the beneficial owner of Shares beneficially owned by the other Investors. The number of Shares beneficially owned by each of the other Investors, based on information provided to the Reporting Persons by each such Investor, is set forth in footnote (3) on the cover pages of this Schedule 13D. In the aggregate, together with the Fund, the Investors beneficially own 130,956,868 Shares, or approximately 23.31% of the issued and outstanding Shares. The Reporting Persons disclaim beneficial ownership of any Shares owned by the other Investors.

(b) Item 5(a) is incorporated herein by reference.

(c) None of the Reporting Persons has purchased or sold Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

The disclosure set forth in Item 4 hereof is incorporated herein by reference.

On April 24, 2007, the Fund and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement, which was subsequently amended and restated on June 18, 2007 (the “Confidentiality Agreement”). The Confidentiality Agreement is attached as Exhibit 2 to this Schedule 13D.

On July 18, 2007, the Investors delivered the Proposal to the Issuer, which the Issuer accepted.

On July 18, 2007, Appaloosa entered into the Letter Agreement with Harbinger, Merrill, UBS, GS and the Fund.

In addition, concurrent with the delivery of the Proposal, Appaloosa, Harbinger, Harbinger Capital Partners Special Situations Fund, L.P., Merrill, UBS, GS and the Fund entered into a Contribution and Reimbursement Agreement regarding the allocation of certain potential liabilities in connection with the Investment Agreement. A copy of the Contribution and Reimbursement Agreement is attached as Exhibit 22 to the Schedule 13D/A filed by Appaloosa on July 20, 2007.

Other than as described in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement.

2.	Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 18, 2007, by and among Pardus Special Opportunities Master Fund L.P. and its affiliates and Delphi Corporation.

3.	Proposal Letter (attaching form of Equity Purchase and Commitment Agreement and Equity Commitment Letters), dated July 18, 2007 (incorporated by reference to Exhibit 20 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on July 20, 2007).

4.	Letter Agreement, dated July 18, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P. (incorporated by reference to Exhibit 21 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on July 20, 2007).

5.	Contribution and Reimbursement Agreement, dated July 18, 2007, by and among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P. (incorporated by reference to Exhibit 22 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on July 20, 2007).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2007	PARDUS DPH HOLDING LLC

	By:	Pardus Capital Management L.P., its Manager

	By:	/s/ Karim Samii
	Name:	Karim Samii
	Title:	President/CIO

Dated: July 25, 2007	PARDUS SPECIAL OPPORTUNITIES MASTER FUND L.P.

	By:	Pardus Capital Management L.P., its Investment Manager

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
	Name:	Karim Samii
	Title:	Sole Member

Dated: July 25, 2007	PARDUS CAPITAL MANAGEMENT L.P.

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
	Name:	Karim Samii
	Title:	Sole Member

Dated: July 25, 2007	PARDUS CAPITAL MANAGEMENT LLC

	By:	/s/ Karim Samii
	Name:	Karim Samii
	Title:	Sole Member

Dated: July 25, 2007		/s/ Karim Samii
Karim Samii

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement.

Exhibit 2.	Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 18, 2007, by and among Pardus Special Opportunities Master Fund L.P. and its affiliates and Delphi Corporation.